EXHIBIT 99.2

Press Release

Alcatel Optronics Announces 4th Quarter and Full Year 2001 Results

Paris, January 31, 2001 – Alcatel Optronics (Paris: CGO and NASDAQ: ALAO), today reported fourth quarter and full year results with sales for the fourth quarter down by 52.2% to Euro 69.9 million over the same period last year. Income from operations was registered at Euro (98.5) million. On a pro forma basis, excluding non-recurring items, income from operations during the fourth quarter amounted to Euro (40.5) million. On a sequential basis, sales for the fourth quarter declined by 26.4%.

Full year 2001 sales increased by 8.8% to Euro 470.4 million over the previous year. Income from operations amounted to Euro (58.6) million. On a pro forma basis, excluding non-recurring items, income from operations amounted to Euro (0.6) million.

“In retrospect, 2001 has been a unique year for Alcatel Optronics, which resisted the turmoil of the optics crisis better than the industry average, and posted net growth over 2000. We also consolidated our product offering and our geographical presence, in line with our strategy to emerge as one of the few global players in this market. However, Q4 showed a steep deceleration of business conditions, mainly pertaining to a depressed submarine environment. As a result, we were forced to carefully review the carrying value of our assets, as we move into a still very troubled 2002,” said Jean-Christophe Giroux, CEO of Alcatel Optronics.

"Looking ahead, it looks like the first two quarters will provide very shallow revenue and, consequently, significant operating losses. For Q1, we are anticipating a sequential drop in sales of around 50% and an operating loss of approximately Euro 50 million. Further down the road, I think the current activity on next generation design-ins will provide fresh traction, alongside the eventual resorption of the inventory glut at the system house level. Our gameplan for 2002 will be to pursue our on-going restructuring efforts while preserving our capacity to move up the value chain and to leverage our industry positioning, progressively restoring our profitability as we go into 2003.”

Fourth Quarter

Sales for fourth quarter 2001 decreased by 52.2 % to Euro 69.9 million compared with Euro 146.1 million in fourth quarter 2000. Gross profit amounted to Euro (67.1) million compared with Euro 50.9 million in the same period last year. SG&A amounted to Euro 13.1 million or 18.7% of sales. R&D amounted to Euro 18.3 million or 26.6% of sales. These high levels are due principally to the consolidation of Kymata. Income from operations was registered at Euro (98.5) million. Financial loss amounted to Euro 4.1 million. Restructuring costs amounted to Euro 7.5 million and represented restructuring plans already announced. Other revenue and expenses amounted to Euro (21.5). Net loss was registered at Euro (164.6) million compared with net income of Euro 17.0 million in fourth quarter 2000. Kymata, now renamed Alcatel Optronics UK, has been consolidated for the entire fourth quarter.

Full Year

Sales for full year 2001 increased by 8.8 % to Euro 470.4 million compared with Euro 432.3 million in 2000. Gross profit amounted to Euro 42.4 million compared with Euro 155.5 million in 2000. SG&A amounted to Euro 39.0 million or 8.3% of sales. R&D amounted to Euro 62.0 million or 13.2% of sales. Income from operations was registered at Euro (58.6) million. Financial loss amounted to Euro 5.8 million. Restructuring costs amounted to Euro 7.5 million and reflected plans announced during the fourth quarter. Net loss was registered at Euro (144.3) million compared with net income of Euro 37.5 million in 2000.

Q4’01 Pro forma P&L
(excluding non-recurring items)

in Euro millions	Reported	Non-Rec.	Pro forma

Net Sales	69.9		69.9
Gross Profit	(67.1)	(58.0)	(9.1)
Operating Income	(98.5)	(58.0)	(40.5)
Financial income (loss)	(4.1)		(4.1)
Restructuring costs	(7.5)	(7.5)
Other revenue (expense)	(21.5)	(21.5)
Income Tax	39.1	26.9	12.2
Amortization of Goodwill	(72.1)	(70.0)	(2.1)
Net Income	(164.6)	(130.1)	(34.5)
Notional EPS*	(1.52)		(0.32)
Notional EPS (before amort. of goodwill)*	(0.85)		(0.30)
Notional EPS (ADS) (before amort. of goodwill), in U.S.$**	(0.76)		(0.27)

Full Year 2001 Pro forma P&L
(excluding non-recurring items)

in Euro millions	Reported	Non-Rec.	Pro forma

Net Sales	470.4		470.4
Gross Profit	42.4	(58.0)	100.4
Operating Income	(58.6)	(58.0)	(0.6)
Financial income (loss)	(5.8)		(5.8)
Restructuring costs	(7.5)	(7.5)
Other revenue (expense)	(21.5)	(21.5)
Income Tax	26.3	26.9	(0.6)
Amortization of Goodwill	(77.2)	(70.0)	(7.2)
Net Income	(144.3)	(130.1)	(14.2)
Notional EPS*	(1.46)		(0.14)
Notional EPS (before amort. of goodwill)*	(0.68)		(0.07)
Notional EPS ($ADS) (before amort. of goodwill), in U.S.$**	(0.61)		(0.06)

*This Notional EPS is calculated on the net results of the Alcatel Optronics division, divided by the notional number of Alcatel Class O shares based on the following: 4Q 2001 — 108,586,831; FY 2001 — 98,673,108.
**E/ADS has been calculated using the New York noon Euro/dollar buying rate of December 31, 2001 of $0.8910.

In accordance with the by-laws, a dividend of Euro 0.10 will be submitted for approval to the Annual Shareholders’ Meeting on April 18, 2002. The dividend payment date should be April 22, 2002.

About Alcatel Optronics

Alcatel Optronics designs, manufactures and sells high performance optical components, modules and integrated sub-systems for use in terrestrial and submarine optical telecommunications networks. Operating state-of-the-art manufacturing plants in North America and Europe, Alcatel Optronics is a leading supplier of DWDM lasers, photodetectors, optical amplifiers, high-speed interface modules and key passive devices such as arrayed waveguide multiplexers and Fiber Bragg Grating filters. It also has experience in integrating active and passive components and modules into sub-systems. The Optronics Division is part of Alcatel’s Optics Group which comprises Alcatel’s world-leading activities in optical networking, including submarine and terrestrial transmission systems, fiber optics and optical components. For more information, visit Alcatel Optronics on the Internet: www.alcatel.com/optronics

About Alcatel

Alcatel designs, develops and builds innovative and competitive communications networks, enabling carriers, service providers and enterprises to deliver any type of content, such as voice, data and multimedia, to any type of consumer, anywhere in the world. Relying on its leading and comprehensive products and solutions portfolio, stretching from end-to-end optical infrastructures, fixed and mobile networks to broadband access, Alcatel’s customers can focus on optimizing their service offerings and revenue streams. With sales of EURO 25 billion in 2001 and 99,000 employees, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements relating to (i) Alcatel Optronics’ guidance regarding its performance in future periods, including, with respect to sales and profitability for 2002 (ii) Alcatel Optronics’ ability to remain competitive in the industry in which it operates and its future growth and (iii) the benefits of its cost reductions. These forward looking statements are based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially from those projected. These expectations assume that (i) current market trends in sales will stabilize and operating profits will improve, (ii) the Company will benefit from growth in the telecommunications market, (iii) the Company’s sales volume will increase in several product markets, and (iv) customer spending patterns will not change. Unfavorable changes in the above or other factors listed under “Risk Factors” from time to time in Alcatel’s SEC reports, could materially affect Alcatel Optronics.

Investor Relations and U.S./UK Press Contact
Charlotte Laurent-Ottomane	Tel: + 1. 703 679 6710/U.S	charlotte.laurent-ottomane@alcatel.com
Tel: +33 1 40 76 13 30/France
Alcatel Press Contact (France)
Klaus Wustrack / Alcatel HQ	Tel : +33 (0) 1 40 76 11 56	klaus.wustrack@alcatel.fr
Benedicte de Bollardiere	Tel : +33 (0) 1 64 49 1675	benedicite.debollardiere@alcatel.fr
Alcatel Optronics
Upcoming Events/Announcements
April 18, 2002	Annual Shareholders' Meeting
April 22, 2002	Dividend Payment Date
April 25, 2002	First Quarter Earnings Release
July 25, 2002	Second Quarter Earnings Release
October 30, 2002	Third Quarter Earnings Release

Alcatel Optronics

COMBINED INCOME STATEMENTS

	Note	2001	2000	1999

	(in million of euros)
Net sales	(3)	470.4	432.3	177.1
Cost of sales		(428.0)	(276.8)	(114.6)

Gross profit		42.4	155.5	62.5
Administrative and selling expenses		(39.0)	(24.3)	(13.0)
Research & Development expenses		(62.0)	(36.1)	(24.9)

Income from operations	(4)	(58.6)	95.1	24.6
Financial income (loss)	(5)	(5.8)	(0.4)	(0.1)
Restructuring costs		(7.5)	—	—
Other revenue (expense)	(6)	(21.5)	0.1	(0.9)

Income before taxes and amortization of goodwill		(93.4)	94.8	23.6
Income tax	(7)	26.3	(32.9)	(7.5)
Amortization of goodwill		(77.2)	(2.9)	—
Purchased R&D		—	(21.5)	—
Net income		(144.3)	37.5	16.1

Alcatel Optronics

COMBINED BALANCE SHEETS

ASSETS

	Note	2001	2000	1999

	(in million of euros)
Goodwill, net	(2)	58.1	132.4	—
Other intangible assets, net		12.1	22.7	0.7
Intangible assets, net		70.2	155.1	0.7
Property, plant and equipment	(8)	365.5	162.2	72.3
Less accumulated depreciation	(8)	(102.6)	(54.6)	(37.6)
Property, plant and equipment, net		262.9	107.6	34.7
Other investments		0.8	—	—
TOTAL NON-CURRENT ASSETS		333.9	262.7	35.4
Inventories and work-in-progress, net	(9)	60.4	131.0	42.8
Trade receivables and related accounts, net	(10)	71.5	91.7	42.1
Other accounts receivable	(11)	124.5	41.6	10.1

Accounts receivable, net		196.0	133.3	52.2
Cash Pooling – Alcatel current account (maturity not less than three months)		—	—	6.1
Cash Pooling – Alcatel current account (maturity less than three months)		16.0	46.7	4.2
Marketable securities net		1.9	2.1	—
Cash		3.0	0.4	0.1
Cash and cash equivalents		20.9	49.2	4.3

TOTAL CURRENT ASSETS		277.3	313.5	105.4

TOTAL ASSETS		611.2	576.2	140.8

LIABILITIES AND NET WORTH OF THE OPTRONICS DIVISION

	Note	2001		2000	1999

		Before	After	After	After
		Appropriation		Appropriation	Appropriation

	(in million of euros)
Funds allocated by Alcatel		366.6		332.9	78.4
Accumulated net profits (losses)		(141.4)		2.9	(25.1)
Cumulative translation adjustment		5.4		1.7	3.4

TOTAL NET WORTH OF THE OPTRONICS DIVISION		230.6		337.5	56.7
Accrued pension and retirement obligations	(12)	2.6		2.1	1.6
Other reserves	(13)	37.3		19.0	13.1

TOTAL RESERVES FOR LIABILITIES AND CHARGES		39.9		21.1	14.7
Cash pooling – Alcatel current account		159.5		17.1
Other borrowings		45.4		19.0	4.7
TOTAL FINANCIAL DEBT	(14)	204.9		36.1	4.7
Advances from customers	(15)	0.2		0.1	0.1
Trade payables and related accounts		97.8		119.3	34.9
Other payables	(16)	37.8		62.1	29.7

TOTAL OTHER LIABILITIES		135.8		181.5	64.7

TOTAL LIABILITIES AND NET WORTH OF THE OPTRONICS DIVISION		611.2		576.2	140.8

Alcatel Optronics
COMBINED STATEMENTS OF CASH FLOWS

	2001	2000	1999

	(in million of euros)
Cash flows from operating activities
Net income	(144.3)	37.5	16.1
Adjustments to reconcile income to net cash provided by operating activities:
Depreciation and amortization, net*	127.8	42.3	8.2
Changes in reserves for pension obligations, net	0.5	0.4	0.8
Changes in other reserves, net	116.6	7.8	1.1
Net (gain) loss on disposal of non-current assets	5.2	—	—
Other	—	—	—

Working capital provided by operations	105.8	88.0	26.2
Net change in current assets and liabilities:
Increase in accounts receivable	(35.9)	(78.1)	(12.3)
Increase in inventories	(22.4)	(88.5)	(5.3)
Increase in accounts payable and accrued expenses	(74.4)	114.2	5.4
Changes in reserves on current assets, net **	—	—	—

Net cash provided by operating activities	(26.9)	35.6	14.0
Cash flows from investing activities
Proceeds from disposal of fixed assets	0.3	—	—
Capital expenditures	(136.6)	(72.3)	(14.7)
Cash expenditure for the acquisition of consolidated companies, net of cash acquired, and for acquisition of unconsolidated companies	(104.7)	(184.5)	—
Decrease (increase) in Alcatel current account (maturity more than three months)	—	6.1	12.2

Net cash provided (used) by investing activities	(241.0)	(250.7)	(2.5)

Net cash flows after investing activities	(267.9)	(215.1)	11.5
Cash flows from financing activities
Increase (decrease) in short-term debt	142.3	17.4	—
Increase (decrease) in long-term debt	0.8	0.8	—
Principal payment under capital lease obligation	(1.9)	(1.3)	(1.0)
Proceeds from issuance of Alcatel Optronics shares	106.3	245.0	—
Funds allocated by Alcatel	—	9.6	(3.0)
Dividends paid by Alcatel Optronics	(9.5)	(11.5)	(11.0)

Net cash provided (used) by financing activities	238.0	260.0	(15.0)
Net effect of exchange rate changes	1.6	—	—
Net increase (decrease) in cash and cash equivalents	(28.3)	44.9	(3.5)
Cash and cash equivalents at beginning of year	49.2	4.3	7.8
Cash and cash equivalents at end of year	€20.9	€49.2	€4.3

Income taxes paid amounted to €14.0 million in 2001, € 16.2 million in 2000 and 6.5 million in 1999. Interest paid amounted to €8.4 million in 2001, € 1.3 million in 2000 and € 0.5 million in 1999 .
* Of which an exceptional depreciation of the goodwill and acquired technology of Alcatel Optronics Canada in 2001 (€ 70,0 million and € 7,9 million, respectively) and purchased R&D relative to the acquisition of Innovative Fibers in 2000 : € 21,5 million.
** included in the line « changes in other reserves, net »